Filed by Siebel Systems, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Siebel Systems, Inc.
Commission File No. of Subject Company: 000-20725
The following FAQ was sent via email to employees of Siebel Systems, Inc. and made available on the internal website of the company on September 12, 2005:

FREQUENTLY ASKED QUESTIONS
PRODUCT AND SERVICES

What is the current plan for Siebel products?
Siebel Systems intends to continue to deliver enhancements and improvements to its products as currently contemplated. After the close of the transaction, Oracle plans to make Siebel’s products and services the centerpiece of Oracle’s CRM strategy.
Will Oracle continue to develop Siebel solutions on platforms and databases other than Oracle?
Oracle plans to continue to support Siebel’s technology partners, and continue to support Siebel’s database partners to serve customer needs.
What will be the combined Oracle and Siebel product roadmap?
Oracle will continue to enhance and support Oracle and Siebel CRM products. In parallel, Oracle and Siebel development teams will work together to develop next generation CRM applications based on open standards and a service-oriented architecture. Plans include the following:
•	Position Siebel Systems as the centerpiece of Oracle’s CRM strategy

•	Ensure tight, seamless integration of Oracle and Siebel products

•	Develop Siebel and Oracle applications using industry standards such as Java and service oriented architecture

•	Optimize Siebel and Oracle applications for the standards-based Oracle Fusion platform
What happens to Oracle, PeopleSoft, or JD Edwards CRM customers?
Customers of Oracle, PeopleSoft, or JD Edwards CRM applications will have a choice. They can switch to an equivalent Siebel module on a like-for-like basis at no additional license cost. Or, they can continue to receive product enhancements and support to their existing CRM applications. In addition, these products will benefit from best-in-class Siebel CRM capabilities in the next generation of Oracle Fusion applications. In the interim, Oracle, PeopleSoft, and JD Edwards CRM customers will gain access to unparalleled best practices and implementation know how and to other customer-facing solutions, like customer analytics, that will help maximize the value of existing CRM investments.

CUSTOMER AND PARTNER BENEFITS

How is the proposed transaction between Oracle and Siebel Systems expected to benefit Siebel customers?
Siebel customers will benefit in a number ways: (i) a larger vendor with complementary product strengths, (ii) seamless continuity as Oracle continues developing Siebel’s CRM and analytics solutions, with Siebel as the centerpiece of the Oracle CRM strategy, (iii) commitment to deployment flexibility, including CRM OnDemand, (iv) enhanced support and services, and (v) an extended partner ecosystem with increased investment.
As an Oracle customer, how can I benefit from Siebel’s products and services capabilities?
Siebel’s products and services will help Oracle customers extend the value of their existing CRM investments. Siebel provides a range of customer-facing products that are complementary to Oracle’s offerings, including industry-tailored CRM, analytics, and customer data integration. In addition, Siebel’s consulting services use best practices from the large number of Siebel deployments. Combined together, Siebel’s products and services will enable Oracle customers to improve decision-making across the business and maximize the value of CRM investments.
How is the proposed transaction between Oracle and Siebel expected to benefit Oracle customers running Oracle, PeopleSoft or JD Edwards CRM solutions?
The proposed transaction underscores Oracle’s commitment to customer-facing solutions. As the CRM industry evolves, we believe that greater R&D and support resources will increase customer satisfaction and maximize the value of existing CRM investments. Oracle will continue to enhance Oracle CRM products with best-in-class Siebel CRM product capabilities in future product releases. In addition to continued support of all CRM solutions, customers will gain access to Siebel CRM best practices, industry expertise, and other complementary customer-facing solutions that Siebel offers. Customers may also choose to receive a module-for-module license exchange to Siebel CRM.
How is the proposed transaction between Oracle and Siebel expected to benefit partners?
After the transaction is complete, Oracle and Siebel partners will benefit through an expanded product footprint in customer-facing solutions. In addition, partners will benefit by working with a single vendor to address CRM, analytics, customer data integration, ERP, and infrastructure technology needs. Moreover, Siebel partners will benefit from Oracle’s worldwide resources and increased partner investment. Oracle partners will benefit from Siebel’s best-in-class customer-facing products, Customer Experience consulting, and proven best practices tailored to industry needs.
BUSINESS CONTINUITY

Are Siebel’s solutions still available for purchase?
Yes. Until the transaction is complete, Siebel continues to operate as a separate business. We must remain focused on closing business.
Should Siebel customers continue to call the Siebel Support Center?
Yes. Until the transaction is complete, Siebel Systems continues to operate as a separate business. Customers will continue to see continuity in support and services from Siebel, and should continue to use existing Siebel contacts for support, professional services, and sales to address immediate and ongoing needs. We will communicate all changes and transitions occurring after the close of the transaction well in advance through standard communication channels.
What is the acquisition integration timeline?
Until the transaction is complete, we cannot comment on specific future integration plans. We will communicate updates with customers after the close of the transaction, which is expected to occur in early 2006.
Should Siebel customers continue to contact their Siebel sales representative?
Yes. Until the transaction is complete, customers should continue to rely on existing Siebel relationships.
Will training on Siebel products continue?
Yes. Until the transaction is complete, Siebel Systems continues to operate as a separate business. After the transaction closes, Oracle will continue to support and grow Siebel product training. We want to ensure that our software helps our customers succeed, and we know excellent training is critical to reach that goal.
Will existing Siebel customer contracts be honored after the closing of the transaction?
Yes. Oracle intends to honor the terms and conditions of existing Siebel contracts.
Will Siebel leadership and employees be retained?
Yes. Oracle plans to make Siebel products and services the centerpiece of our CRM strategy. It will look to Siebel Systems’ management and employees to ensure the long-term success of our combined CRM strategy.
How will the timeline of Project Fusion be impacted?
The timely incorporation of Siebel’s next-generation services-oriented architecture will complement and enhance Project Fusion.
What will the impact be on the Siebel and Oracle user group communities?
Siebel’s CustomerWorld conference planned for October 16-19, 2005 will proceed as scheduled. After the close of the transaction, our teams will work together to determine the best approach to educate Siebel users after the closing of the transaction. We will communicate to both user group communities with the latest details when they become available.
What happens next?
The transaction is expected to close by the end of the year or early 2006. A series of communications will take place to inform you of next steps, ranging from support plans to future product roadmaps. Please visit www.Siebel.com or www.Oracle.com/Siebel for up to date information on the transaction and subsequent integration.
The above is for information purposes and may not be incorporated into a contract. This transaction is subject to regulatory approval.
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Additional Information and Where to Find It
This document may be deemed to be solicitation material in respect of the proposed business combination of Oracle and Siebel. In connection with the proposed transaction, a registration statement on Form S-4 will be filed by Oracle with the SEC. STOCKHOLDERS OF SIEBEL ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND

ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. The final proxy statement/prospectus will be mailed to stockholders of Siebel. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from Oracle Corporation, 500 Oracle Parkway, Redwood Shores, California 94065, Attention: Investor Relations, or from Siebel Systems, Inc., 2207 Bridgepointe Parkway, San Mateo, California 94404, Attention: Investor Relations.
Oracle, Siebel and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding Oracle’s directors and executive officers is available in Oracle’s proxy statement for its 2005 annual meeting of shareholders, which was filed with the SEC on August 30, 2005, and information regarding Siebel’s directors and executive officers is available in Siebel’s proxy statement for its 2005 annual meeting of stockholders, which was filed with the SEC on April 29, 2005. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.
Forward-Looking Statements:
This document includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this document include, without limitation, forecasts of market growth, future revenue, benefits of the proposed merger, expectations that the merger will be accretive to Siebel’s results, future expectations concerning available cash and cash equivalents, Siebel’s expectations with respect to future stock repurchases following the merger, including the timing and amount of such repurchases, and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this document. Such risk factors include, among others: difficulties encountered in integrating merged businesses; uncertainties as to the timing of the merger; approval of the transaction by the stockholders of Siebel; the satisfaction of closing conditions to the transaction, including the receipt of regulatory approvals; whether certain market segments grow as anticipated; the competitive environment in the software industry and competitive responses to the proposed merger; and whether the companies can successfully develop new products and the degree to which these gain market acceptance. Actual results may differ materially from those contained in the forward-looking statements in this document. Additional information concerning these and other risk factors is contained in Siebel’s most recently filed Forms 10-K and 10-Q and Oracle’s most recently filed Form 10-K.
Siebel and Oracle undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after the date of this document. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. All forward-looking statements are qualified in their entirety by this cautionary statement.

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